

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

Via E-mail
Shi Peng Jiang
Financial Controller
Ninetowns Internet Technology Group Company Limited
22nd Floor, Building No. 1, Capital A Partners
No. 20 Gong Ti East Road
Chaoyang District
Beijing 100020
People's Republic of China

> Re: **Ninetowns Internet Technology Group Company Limited**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed on April 1, 2014**
> **File No. 005-80354**

Dear Mr. Jiang:

We have reviewed your amended filing and have the following comment. References to prior comments refer to our letter dated March 27, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Schedule 13E-3

Item 16. Exhibits

Exhibit 99 (a)-(1)

Special Factors

Background of the Merger, page 23

1.   We note your response to prior comment 3. Notwithstanding the absence of a formal, written agreement among the Consortium members until October 12, 2012, disclosure

indicates that the Consortium decided to propose a going private transaction between July 2012 and September 2012. It seems that this agreement triggered a reporting obligation under Rule 13d-5(b). Please advise.

If you have questions or comments please contact Ji Kim, Staff Attorney, at (202) 551-3579, David L. Orlic, Special Counsel, Office of Mergers and Acquisitions at (202) 551- 3503 or the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        David S. Wang, Esq.
        Paul Hastings LLP